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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] Check box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*
     COMPAGNIE GENERALE DES COMMUNICATIONS
     (COGECOM) S.A.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

6, Place d'Alleray
--------------------------------------------------------------------------------
                                    (Street)

75505 Paris Cedex 15 France
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)
________________________________________________________________________________
2. Issuer Name and Ticker or Trading Symbol

   NTL Incorporated (NTLI)
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)

                                      N/A
________________________________________________________________________________
4.   Statement for Month/Year: March 2000



________________________________________________________________________________
5.   If Amendment, Date of Original (Month/Year)


================================================================================
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [_]  Form filed by One Reporting Person
     [X]  Form filed by More than One Reporting Person
________________________________________________________________________________
























================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $0.01 per share                                                          8,451,021 (1)    D
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*    If the form is filed by more than one reporting Person, see Instruction
     4(b)(v)
                            (Print or Type Responses)
                                                                          (Over)
(Form 4)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

===============================================================================

                    2.
                    Conver-                         5.                               7.
                    sion                            Number of                        Title and Amount
                    or                              Derivative    6.                 of Underlying
                    Exer-                  4.       Securities    Date               Securities
                    cise          3.       Trans-   Acquired (A)  Exercisable and    (Instr. 3 and 4)
                    Price         Trans-   action   or Disposed   Expiration Date    ----------------------
1.                  of            action   Code     of(D)         (Month/Day/Year)                Amount
Title of            Deriv-        Date     (Instr.  (Instr. 3,    --------------------            or
Derivative          ative         (Month/  8)       4 and 5)      Date     Expira-                Number
Security            Secur-        Day/     ------   ------------  Exer-    tion                   of
(Instr. 3)          ity           Year)    Code V    (A)     (D)  cisable  Date      Title        Shares
-----------------------------------------------------------------------------------------------------------
5% Cumulative       12.5                                                             Common
Participating       shares                                                           Stock,
Convertible         of C/S                                                           par
Preferred           per                                                              value
Stock,              Series                                                 08/13/19  $0.01        9,375,000
Series A            A(1)          08/13/99 P         750,000      anytime     (4)    per share          (1)
-----------------------------------------------------------------------------------------------------------
5% Cumulative       12.417
Participating       shares
Convertible         of C/S                                                           Common Stock
Preferred           per                                                              par value
Stock,              Series                 J(2)                            08/13/19  $0.01 per
Series C            C (1)         09/30/99           5,000        anytime     (4)    share        62,085 (1)
-----------------------------------------------------------------------------------------------------------
                    9.24351
                    shares
                    of C/S                                                           Common Stock
5 3/4% Cumulative   per 5 3/4%                                                       par value
Subordinate Notes   Note                                                             $0.01 per    2,144,494
due 2009            (1)           12/22/99 P         232,000      03/22/00 12/15/09  share              (1)
-----------------------------------------------------------------------------------------------------------
5% Cumulative       12.26384
Participating       sharess
Convertible         of C/S                                                           Common Stock
Preferred           per                                                              par value
Stock,              Series                                                 08/13/19  $0.01 per    115,740
Series D            D(1)          01/03/00 J(3)      9,437.50     anytime  (4)       share            (1)
-----------------------------------------------------------------------------------------------------------
                                                                                     Common Stock
Series A 5%                                                                          par value
Cumulative                                                                           $0.01 per
Preferred Stock     (5)           03/28/00 P         750,000      (5)      (5)       share        (5)
-----------------------------------------------------------------------------------------------------------
5% Cumulative
Participating
Convertible         12.112506                                                        Common Stock
Preferred           Shares of                                                        par value
Stock,              C/S per                                                08/13/19  $0.01 per
Series E            Series E      03/31/00 J(6)      9,555.47     anytime  (4)       share        115,740
-----------------------------------------------------------------------------------------------------------


























                                                       10.
                                       9.              Owner-
                                       Number          ship
                                       of              Form
                                       Deriv-          of
                                       ative           Deriv-        11.
                                       Secur-          ative         Nature
                        8.             ities           Secur-        of
                        Price          Bene-           ity:          In-
                        of             ficially        Direct        direct
                        Deriv-         Owned           (D) or        Bene-
1.                      ative          at End          In-           ficial
Title of                Secur-         of              direct        Owner-
Derivative              ity            Month           (I)           ship
Security                (Instr.        (Instr.         (Instr.       (Instr.
(Instr. 3)              5)             4)              4)            4)
-------------------------------------------------------------------------------
5% Cumulative           $750,000,000   750,000
Participating
Convertible
Preferred
Stock,
Series A                                                 D
-------------------------------------------------------------------------------
5% Cumulative                (2)       5,000
Participating
Convertible
Preferred
Stock,
Series C                                                 D
-------------------------------------------------------------------------------



5% Cumulative
Subordinate Notes
due 2009                $232,000,000   232,000           D
-------------------------------------------------------------------------------
5% Cumulative
Participating
Convertible
Preferred
Stock,
Series D                     (3)       9,437.50          D
-------------------------------------------------------------------------------

Series A 5%
Cumulative
Preferred Stock         $750,000,000    750,000          D
-------------------------------------------------------------------------------
5% Cumulative
Participating
Convertible
Preferred
Stock,
Series E                     (6)       9,555.47          D
-------------------------------------------------------------------------------



   /s/ Pierre Hilaire                                         April 7,2000
---------------------------------------------            -----------------------
      ** Signature of Reporting Person                            Date
         On behalf of COGECOM S.A.
         Name: Pierre Hilaire
         Title: Chairman of the Board of Directors

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

       See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number

Explanation of Responses:

(1) Gives effect to a 5-for-4 stock split by way of a stock dividend paid February 3, 2000.
(2) On September 30, 1999, the Issuer issued to COGECOM 5,000 shares of 5% Cumulative Participating Convertible Preferred Stock, Series C, as a dividend with respect to the Series A Preferred Stock.
(3) On January 3, 2000, the Issuer issued to COGECOM 9,437.50 shares of 5% Cumulative Participating Convertible Preferred Stock, Series D, as a dividend with respect to the Series A Preferred Stock.
(4) Mandatory redemption date if securities have not been previously redeemed or converted.
(5) The Series A 5% Cumulative Preferred Stock may at the election of the holder after an interim period be exchanged, subject to certain conditions being satisfied, for up to a 50% interest in a new subsidiary of NTL ("Eurotel") which is yet to be established and which will own certain or all of the Issuer's then existing broadband communications, broadcast and cable television interests in Continental Europe outside of France. Should all of the Series A 5% Cumulative Preferred Stock not be exchanged for shares of Eurotel, any remaining shares that shall not have been exchanged may either be redeemed for cash by NTL at NTL's option or, after a period of six months following the consummation of the exchange, be convertible into Common Stock. The number of shares of Common Stock then deliverable upon conversion of each share of Series A Cumulative Preferred Stock shall, subject to certain conditions set forth in the certificate of designation of the Series A 5% Cumulative Preferred Stock, be equal to $1,000 divided by the daily average market price for the 25 days prior to the date on which the exchange is consummated.
(6) On March 31, 2000, the Issuer issued to COGECOM 9,555.47 shares of 5% Cumulative Participating Convertible Preferred Stock, Series E, as a dividend with respect to the Series A Preferred Stock.

                             Joint Filer Information

Name:            France Telecom S.A.
Address:         6, place d'Alleray
                 75505 Paris Cedex 15 France

Designated
Filer:           Compagnie Generale des Communications (COGECOM) S.A.
                 (COGECOM is a wholly owned subsidiary of France Telecom)

Issuer Name &
Ticker
Symbol:          NTL Incorporated (NTLI)

Statement for
Month/Year:      March 2000

Signature:          /s/ Jean-Louis Vinciguerra               April 7, 2000
                -----------------------------------      ----------------------
                 On behalf of FRANCE TELECOM                     Date
                 Name: Jean-Louis Vinciguerra
                 Title: Senior Executive Vice President